Exhibit 99.1

ASTARIS LLC AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(With Independent Auditors’ Report Thereon)

KPMG LLP

Suite 900

10 South Broadway

St. Louis, MO 63102-1761

Independent Auditors’ Report

The Board of Managers

Astaris LLC:

We have audited the accompanying consolidated balance sheets of Astaris LLC (a Delaware limited liability company) and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Astaris LLC and subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Astaris LLC and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

St. Louis, Missouri

January 30, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

This is a copy of a report previously issued by Arthur Andersen, LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Astaris LLC:

We have audited the accompanying consolidated balance sheets of Astaris LLC (a Delaware limited liability company) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in members’ (deficit) equity and cash flows for the year ended December 31, 2001, and the period from April 1, 2000 (inception), through December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Astaris LLC and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001, and the period from April 1, 2000 (inception), throughout December 31,2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

St. Louis, Missouri

    January 18, 2002

ASTARIS LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2002

(Dollars in thousands)

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$11,182	7,482
Receivables:
Trade, net of allowance of $750 and $500, respectively	43,118	47,146
Other	1,427	4,913
Inventories	27,391	45,371
Due from affiliates	2,953	3,592
Prepaid expenses and other current assets	3,598	2,355

Total current assets	89,669	110,859
Property, plant, and equipment, net	88,659	231,643
Investment in joint venture	11,122	11,583
Other assets	966	3,241

Total assets	$190,416	357,326

Liabilities and Members’ Equity (Deficit)
Current liabilities:
Current maturities of long-term debt	$46,623	52,950
Bank overdrafts	849	1,738
Accounts payable and accrued expenses	59,074	58,626
Due to affiliates	7,427	2,893

Total current liabilities	113,973	116,207
Long-term debt, less current maturities	24,228	114,950
Accrued restructuring reserve	57,767	38,670
Other long-term liabilities	41,238	43,255
Members’ equity (deficit)	(46,790)	44,244

Total liabilities and members’ equity	$190,416	357,326

See accompanying notes to consolidated financial statements.

ASTARIS LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2003, 2002, and 2001

(Dollars in thousands)

	2003	2002	2001
Net sales	$384,511	445,702	486,323
Cost of sales	384,431	422,968	500,615
Selling, general, and administration expenses	28,377	27,245	35,501
Restructuring and other charges (note 2)	185,920	16,614	116,268

Operating (loss)/gain	(214,217)	(21,125)	(166,061)

Other income (expense):
Equity in earnings of joint venture	601	1,225	1,981
Interest expense	(14,600)	(15,107)	(12,446)
Interest income	1,085	859	242
Gain on sale of power	—	32,603	68,287
Other, net	(2,529)	(10,746)	(4,944)

Total other income/(loss)	(15,443)	8,834	53,120
Minority interest in loss of subsidiaries	—	—	1,731

Net income/(loss) before income tax provision	(229,660)	(12,291)	(111,210)
Income tax provision	745	1,196	1,149

Net income/(loss)	$(230,405)	(13,487)	(112,359)

See accompanying notes to consolidated financial statements.

ASTARIS LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity (Deficit)

Years ended December 31, 2003, 2002, and 2001

(Dollars in thousands)

	Members’ equity (deficit)	Accumulated other comprehensive income	Total members’ equity	Comprehensive income
Balance, December 31, 2000	$41,695	(2,844)	38,851
Cash contributions from Parents	63,119	—	63,119
Unrealized loss on derivative instruments	—	(3,974)	(3,974)	(3,974)
Foreign currency adjustment	—	(1,300)	(1,300)	(1,300)
Net loss	(112,359)	—	(112,359)	(112,359)

Comprehensive loss				(117,633)

Balance, December 31, 2001	(7,545)	(8,118)	(15,663)
Contributions from Parents	76,321	—	76,321
Unrealized gain on derivative instruments	—	1,106	1,106	1,106
Foreign currency adjustment	—	(4,033)	(4,033)	(4,033)
Net loss	(13,487)	—	(13,487)	(13,487)

Comprehensive loss				(16,414)

Balance, December 31, 2002	55,289	(11,045)	44,244
Contributions from Parents	131,494	—	131,494
Unrealized gain on derivative instruments		5,712	5,712	5,712
Foreign currency adjustment	—	2,165	2,165	2,165
Net loss	(230,405)	—	(230,405)	(230,405)

Comprehensive loss				(222,528)

Balance, December 31,2003	$(43,622)	(3,168)	(46,790)

See accompanying notes to consolidated financial statements.

ASTARIS LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

(Dollars in thousands)

	2003	2002	2001
Cash flows from operating activities:
Net loss	$(230,405)	(13,487)	(112,359)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	18,784	21,898	17,291
Amortization	703	783	1,003
Loss (gain) on disposals of property, plant, and equipment	628	(580)	579
Noncash restructuring charges	152,792	—	34,548
Equity in earnings of joint venture	(601)	(1,225)	(1,981)
Minority Interest	—	—	(1,731)
Change in operating assets and liabilities, net of amounts contributed upon formation:
Receivables, net	5,681	14,764	2,228
Inventories	4,802	(3,446)	10,440
Due from affiliates	(259)	4,214	13,953
Prepaid expenses and other current assets	2,489	7,814	24
Other assets	—	—	(2,000)
Bank overdrafts	(888)	(1,938)	(4,207)
Accounts payable and accrued expenses	517	(30,826)	27,181
Due to affiliates	4,377	(486)	(13,926)
Other long-term liabilities	17,017	(687)	38,436

Net cash provided by (used in) operating activities	(24,363)	(3,202)	9,479

Cash flows from investing activities:
Additions to property, plant, and equipment	(8,200)	(16,521)	(68,599)
Proceeds from sale of property, plant, and equipment	—	1,303	—
Cash distributions from joint venture	1,053	846	1,566

Net cash used in investing activities	(7,147)	(14,372)	(67,033)

Cash flows from financing activities:
Proceeds from revolver	22,900	18,200	—
Repayment of revolver	(119,949)	(74,100)	(3,800)
Deferred financing fees	—	—	(91)
Cash contributions from Parents:
Keepwells	125,600	59,200	63,119
Other contributions	5,894	17,121	—

Net cash provided by financing activities	34,445	20,421	59,228

Effect of exchange rate changes on cash	765	422	82
Net change in cash and cash equivalents	3,700	3,269	1,756
Cash and cash equivalents, beginning of year	7,482	4,213	2,457

Cash and cash equivalents, end of year	$11,182	7,482	4,213

Supplemental disclosures of cash flow information:
Cash paid for interest	$11,057	14,795	18,542
Cash paid for taxes	$793	1,164	771

See accompanying notes to consolidated financial statements.

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

(1)	Summary of Significant Accounting Policies

(a)	Organization and Basis of Presentation

Astaris LLC and subsidiaries (Astaris or the Company) is a diversified producer of phosphorous chemicals headquartered in St. Louis, Missouri. The Company produces and markets phosphorus and derivative products. These products range from food ingredients, industrial phosphates, dental phosphates, and phosphoric acid (food and industrial grades) to phosphorus pentasulfide, phosphorus trichloride, fire retardants, and elemental phosphorus. A partial listing of end uses for the phosphate products includes: food and beverages, toothpaste, detergents, metal treating, drilling fluids, elastomer processing, water treatment, refractories, electronics, glass and ceramics, fire fighting and flame-proofing, lubricating oil additives, agricultural insecticides, and herbicides. The Company’s production and distribution facilities are located in North America, Brazil, and Europe, and the Company markets and distributes its products throughout the world.

Effective April 1, 2000, FMC Corporation (FMC) and Solutia, Inc. (Solutia) (collectively, the Parents) formed a joint venture called Astaris, a Delaware limited liability company. The joint venture arrangement between Astaris, FMC, and Solutia is governed by a Joint Venture Agreement and other associated agreements (collectively, the Joint Venture Agreement). The Parents contributed their phosphorus chemical operations in North America and Brazil, resulting in a 50% ownership for each company. On February 1, 2002, the Company and Solutia transferred their ownership interests in Astaris Idaho LLC to FMC. Also in 2002, the Company created a new subsidiary called Astaris International, Inc., which is 100% owned by Astaris. An additional subsidiary was formed as a 100% wholly owned subsidiary of Astaris International, Inc., Astaris Canada Ltd. Astaris Canada Ltd. was formed to develop new markets in Canada for the Company’s fire safety business. In 2003, a subsidiary was created, Astaris SRL, which is 95% owned by Astaris and 5% owned by Astaris International Inc. Astaris SRL is located in Milan, Italy and was formed to conduct business as a European entity and replace the Company’s reliance on Solutia as a distributor of their products in Europe. Astaris Brazil owns a 44% interest in FosBrasil, a joint venture, that is accounted for under the equity method. The accompanying consolidated financial statements include the accounts of Astaris LLC and subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect revenues and expenses during the period reported. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less, to be cash equivalents. These investments are carried at cost, which approximates market value.

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

(d)	Receivables

Trade receivables are recorded net of allowance for doubtful accounts and disputed invoices.

(e)	Inventories

Inventories are valued at the lower of cost or market and include the cost of raw materials, labor, and overhead. The cost of certain inventories (94% as of December 31, 2003 and 93% as of December 31, 2002) is determined by the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method.

(f)	Property, Plant, and Equipment

Property, plant, and equipment, including capitalized interest, are recorded at cost. Depreciation, for financial reporting purposes, is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 years, buildings—20 to 50 years, and machinery and equipment—3 to 18 years). Expenditures that extend the useful lives of property, plant, and equipment or increase productivity are capitalized.

(g)	Capitalized Interest

During 2003 and 2002, interest of $530 and $569, respectively, associated with the construction of certain long-lived assets, was capitalized as part of the cost of those assets and is amortized over the estimated useful lives of the related assets.

(h)	Internal Use Software

Software costs are amortized over expected lives ranging from three to seven years.

(i)	Deferred Debt Issuance Costs

Deferred debt issuance costs are amortized using the straight-line method, which approximates the effective interest method, over the life of the related loan.

(j)	Revenue Recognition

Product sales are recognized upon transfer of title, which is generally upon shipment. Net sales include billings to customers for shipping and handling, and the related shipping and handling costs are classified as cost of sales.

(k)	Gain on Sale of Power

Upon formation, the Company became the assignee of a power contract between FMC and Idaho Power Company, which required the purchase of power on a take-or-pay basis until March 2003. On March 15, 2001, the Company signed an agreement to sell back to Idaho Power Company a fixed amount of power on a monthly basis for the duration of the original contract. In May 2002, the Company reached a settlement agreement related to this contract. The Company recognized the gain on the remaining sale of power under this agreement in 2002. Included in other income during 2002

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

and 2001 is $32,603 and $68,287, respectively, representing the total gain from the sale of power realized. As part of the agreement associated with the closure of the Pocatello, Idaho facility, FMC indemnified the Company’s obligations on 70 megawatts of purchased power at a minimum amount of $20,080. During 2002, FMC paid approximately $16,100 to the Company, which is recorded in the consolidated statements of changes in members’ equity (deficit) as contributions from Parents. Included in the gain on sale of power in 2002 is $1,125 related to the final termination of the Idaho Power contract.

(l)	Impairment of Long-lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically assesses impairment of long-lived assets when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair value based upon market prices or, if not available, upon discounted cash value at an appropriate discount rate.

(m)	Environment Remediation

Costs for remediation of waste disposal sites are accrued in other long-term liabilities in the accounting period in which the obligation is probable and when the cost is reasonably estimable. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties.

(n)	Derivative Instruments

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on April 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company manages fluctuations in interest rates by using an interest rate swap agreement as required by certain debt agreements. The Company’s interest rate swap agreement requires the Company to pay a fixed rate and receive a floating rate, thereby creating fixed-rate debt on the notional amount of $100,000 relative to the term loan discussed in note 6.

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

The effective portion of the gain or loss on the Company’s interest rate swap agreement is reported in accumulated other comprehensive income in 2002. In accordance with Financial Accounting Standards Board (FASB) No. 133, Accounting for Derivative Instruments and Hedging Activities, the hedge accounting treatment on the interest rate swap was deemed ineffective and, as such, the entire amount of unrealized gain on derivative instruments included in accumulated other comprehensive income was recorded to interest expense at December 31, 2003.

(o)	Income Taxes

No provision for Federal income taxes has been made in the accompanying consolidated financial statements since any liability for such income taxes is that of the Parents and not of the Company. The Company’s income tax provision relates to certain foreign and state income taxes.

(p)	Self-insurance

The Company assumes the risk of losses up to certain limits for the employee group medical and dental plans and workers’ compensation and general liability claims. Accrued expenses and other long-term liabilities include the Company’s estimates of such claims payable.

(q)	Foreign Currency Translation

Assets and liabilities denominated in foreign currency are translated at current exchange rates, and profit-and-loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of members’ equity as accumulated other comprehensive income.

(r)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of $0 and $5,712 of cumulative unrealized losses from derivative instruments at December 31, 2003 and 2002, respectively, and $3,168 and $5,333 of accumulated losses from foreign currency translations at December 31, 2003 and 2002, respectively.

(s)	New Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial reporting and obligations associated with the retirement of tangible long-term assets and associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted the provisions of SFAS No. 143 for the year beginning in January 2003 (See note 2).

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that the liability be recognized for those costs only when the liability is incurred and establishes fair value as the objective for the initial measurement of liabilities related to exit or disposal activities. The Company adopted the provisions of SFAS No. 146 beginning in December 2002 (See note 2).

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

(t)	Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

(2)	Restructuring and other charges

2000 Restructuring Activities

Subsequent to the formation of the Company in 2000, Astaris recorded asset impairments and restructuring charges of $4,098 related to certain assets and personnel contributed by the Parents upon formation of the Company. As of December 31, 2003 and 2002, the remaining reserve balance is $0 and $172, respectively.

2001 Restructuring Activities

In October 2001, the Company announced the closing of its Pocatello plant (elemental phosphorus production facility) and the Kemmerer, Wyoming plant used to produce coke, which was used in the elemental phosphorus manufacturing process. The closings resulted in approximately $116,268 of restructuring charges and $3,186 of inventory write-downs recorded in the fourth quarter of 2001.

2002 Restructuring Activities

During 2002, the Company reached a settlement related to the Idaho Power Company take-or-pay contract for the Pocatello facility. As a result, the Company recorded a charge for approximately $16,100. Also included in unusual items in 2002 was an adjustment to increase the reserve recorded in 2001 for an increase in estimated shutdown costs for Pocatello and Kemmerer.

2003 Restructuring Activities

In December 2002, the Company ceased mining ore at its Dry Valley, Idaho facility. The mine and all the assets were reduced to a mothball status in 2003. During 2003, the Company began operating the Trenton, Michigan facility in a campaign mode. The impact of these restructurings resulted in a charge of $6,992 in 2003.

In September 2003, the Company announced a restructuring plan to optimize fixed costs through product asset rationalization and selective product rationalization resulting in a charge of $178,928 to unusual items and a non-cash charge of $13,179 to cost of sales to write down inventory to fair value. Key aspects of the restructuring plan are as follows:

•	Consolidation of the Company’s food and technical phosphate salts production into facilities located in St. Louis, Missouri; Carteret, New Jersey; and Lawrence, Kansas.

•	Closure of the Company’s plants in Conda, Idaho; Green River, Wyoming; and Trenton, Michigan. The Conda facility was closed in October 2003. The Green River facility is targeted for closure in January 2004. The Trenton facility is targeted for closure in April 2004. In addition, trans-loading, repackaging, and warehousing operations at the Company’s leased facility in Bedford Park, Illinois will be terminated in February 2004.

The above unusual items resulted in the Company recording the following charges:

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

(a)	Write-down of Fixed Assets

As a result of the 2001 restructuring activities, the net book value of the fixed assets were written down to fair value. In addition, it was determined that the Trenton, Michigan plant would not produce acid but, rather, receive acid from other plants. As such, the acid production equipment and acid tower at Trenton were also written down to fair value. These actions resulted in a noncash charge of $38,468 to write down certain assets to fair market value.

As a result of the 2003 closure announcements, the net book value of the fixed assets at all the facilities was written down to market value. These actions resulted in a noncash charge of $139,613 to write down certain assets.

(b)	Employee Related Costs

There were 496 employees affected by the restructuring activities in 2001 resulting in severance payments of $13,783.

There were approximately 30 Astaris employees and approximately 170 employees from FMC and Solutia affected by the 2003 restructuring activities. In accordance with the joint venture agreement between FMC, Solutia, and Astaris, the Company must bear the severance and training costs in accordance with the existing agreements at both parental facilities. The total charge to income related to these strategic actions was $10,430.

(c)	Contract Settlements and Professional Fees

As a result of the 2001 restructuring activities, contracts for such items as railcars, nitrogen, electrodes, natural gas, silica, and coal were terminated resulting in a charge of $23,773. As of December 31, 2003 and 2002, $15,459 and $16,709, respectively, remained as accruals for future payments.

As a result of the 2003 restructuring activities, shipping contracts for such items as railcars and trucking leases associated with the related facilities were terminated and charged to expense along with costs incurred to mothball the Dry Valley Mine and professional fees incurred related to consulting for legal, finance, marketing and operational restructuring activities. These charges amounted to $8,936 in 2003. As of December 31, 2003, $3,029 had been accrued as a result of these actions.

In accordance with the joint venture agreement between FMC, Solutia, and Astaris, the Company must bear certain fixed costs for any plant shutdown by Astaris that is a guest site at a Parent facility for the period between notification and shutdown of the facility and for an additional 18 months after the shutdown. As such, the Company charged $17,140 to unusual items in 2003. At December 31, 2003, $17,140 is accrued.

As part of the restructuring, the Company negotiated a settlement with a major competitor to settle a breach of contract lawsuit that was filed in August 2002. The settlement included a cash payment of $1,700 and the agreement to continue to provide certain products for an agreed-to price over an

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

agreed-to period of time. As of December 31, 2003, the Company charged $3,407 to unusual items for this settlement.

(d)	Demolition and Other Environmental

As a result of the 2001 restructuring activities, costs to demolish and rectify land represented $40,244. As of December 31, 2003, 2002, and 2001, $8,149, $4,993, and $3,130, respectively, had been paid as a result of these actions, and $25,078 and $33,225 remained as an accrual for future payments in 2003 and 2002, respectively. In 2002, $490 of nonutilized accruals related to the restructuring activities in 2000 was credited to unusual items.

In accordance with the agreement between Solutia, FMC, and Astaris, certain activities will be performed by FMC, with payments from Astaris to FMC totaling $36,500 over five years. Payments of $8,030 and $3,650 were made in 2003 and 2002, respectively. The payments to FMC over the remaining years are as follows:

2004	$8,760
2005	8,760
2006	7,300

$24,820

Pursuant to SFAS No. 143 in 2003, the Company began accruing for certain demolition and other legal commitments associated with the 2003 restructuring activities. As of December 31, 2003, $6,394 has been charged to unusual items and $2 has been paid.

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

A restructuring table for the above activity is as follows:

		Cash reserve
	Write-down of fixed assets	Employee Related costs	Contract settlements and professional fees	Demolition and other environmental	Cash reserve total	Total
Balance at December 2000	$—	1,665	—	1,594	3,259	3,259
Charges taken	38,468	13,783	23,773	40,244	77,800	116,268
Amount utilized	(38,468)	(12,124)	(1,455)	(3,130)	(16,709)	(55,177)

Balance at December 2001	—	3,324	22,318	38,708	64,350	64,350
Charges taken	40	(510)	17,574	(490)	16,574	16,614
Amount utilized	(40)	(3,403)	(23,183)	(4,993)	(31,579)	(31,619)

Balance at December 2002	—	(589)	16,709	33,225	49,345	49,345
Charges taken	139,613	10,430	29,483	6,394	46,307	185,920
Amount utilized	(139,613)	(4,608)	(10,564)	(8,149)	(23,321)	(162,934)

Balance at December 2003	$—	5,233	35,628	31,470	72,331	72,331

Inventory

As a result of the decision to cease production of elemental phosphorus in 2001, related inventories needed for production were written down to fair value. This resulted in a noncash charge to cost of sales of $3,186 in 2001.

As a result of the restructuring activities in 2003 to cease production at certain facilities, related inventories needed for production were written down to fair value. This resulted in a noncash charge to cost of sales of $13,179 in 2003.

(3)	Inventories

The components of inventories as of December 31,2003 and 2002 are as follows:

	2003	2002
Raw materials	$2,465	2,981
Work-in-process	16,631	44,192
Finished goods	30,637	34,177
Supplies and packaging materials	3,000	5,941

Total	52,733	87,291
Less LIFO reserve	(25,342)	(41,920)

	$27,391	45,371

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

Inventories at FIFO approximate current cost. Due to LIFO pool decrements, annual earnings increased by approximately $16,578 and $318 in 2003 and 2002, respectively. There was not a LIFO pool decrement in 2001.

(4)	Property, Plant, and Equipment

Property, plant, and equipment at December 31,2003 and 2002 consist of the following:

	2003	2002
Land and land improvements	$17,086	21,542
Mines and development	—	6,839
Buildings	51,472	60,878
Machinery and equipment	273,816	372,492
Construction in progress	1,278	8,943

	343,652	470,694
Less accumulated depreciation	254,993	239,051

	$88,659	231,643

Depreciation expense was $18,784, $21,898, and $17,291 for 2003, 2002, and 2001, respectively, and is included in cost of sales and selling, general, and administration expenses.

(5)	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31,2003 and 2002 consist of the following:

	2003	2002
Accounts payable	$18,718	27,508
Accrued rebates	3,901	4,570
Accrued compensation and benefits	5,302	2,711
Current portion of OPEB liability (note 9)	4,000	3,010
Current portion of accrued restructuring reserve (note 2)	14,564	10,675
Other accrued liabilities	12,589	10,152

	$59,074	58,626

(6)	Long-term Debt

In September 2000, the Company entered into a credit agreement (Credit Agreement) that has maximum borrowings of $275,000, consisting of a $175,000 revolver (Revolver) with a maturity date of September 2005 and a $100,000 term loan (Term Loan) with a maturity date of September 2005, payable in quarterly installments that began on December 31, 2002. The borrowing capacity under the Revolver was reduced to $115,000 at December 31,2002, was reduced further to $85,000 in May 2003 and to $75,000 in September 2003, and to $65,000 in December 2003. Amounts under the Credit Agreement bear interest at the base

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

rate or the Eurodollar rate, as defined, plus a margin up to 3.75% (5.0% as of December 31, 2003). A quarterly facility fee of 0.25% per annum is payable on the unborrowed balance of the Revolver. As of December 31, 2003 and 2002, the unused availability was $22,545 and $30,350, respectively. The aggregate amount outstanding under the Credit Agreement at December 31, 2003 and 2002 was $70,851 and $167,900, respectively.

The Credit Agreement contains a number of covenants that, among other things, restrict Astaris’ ability to merge with another entity and require Astaris to meet certain leverage and interest coverage ratios. The primary financial covenants are driven by earnings before interest, taxes, depreciation, and amortization (EBITDA) calculations as defined. For purposes of the financial covenants, EBITDA includes contributions from the Parents. Upon entering into the Credit Agreement, the Parents signed a guaranty agreement to contribute funds necessary for the Company to meet certain EBITDA levels. Payments to or on behalf of Astaris in 2003, 2002, and 2001 from the Parents related to the guarantee agreements were $125,600, $59,200, and $63,119, respectively. The Company is in compliance with its debt covenants as of December 31, 2003 and 2002.

On September 29, 2003, the Company signed Amendment #9 of the Credit Agreement. Per Amendment #9, upon receipt of any payment by any Parent under the Guaranty Agreement, the funds are applied ratably to the Term Loan and Revolver. The reduction of the Revolver will only be made to the extent that the Revolver becomes equal to $20,000. Any unapplied amounts will be used to prepay the Term Loan until the Term Loan has been repaid in full. In addition, the fundings required under the Guaranty Agreement are collateralized by a letter of credit from Solutia and certain assets from FMC and the Company.

Scheduled maturities of long-term debt are as follows:

2004	$46,623
2005	24,228

$70,851

(7)	Fair Value of Financial Instruments

As the long-term debt under the Credit Agreement bears interest at current market rates, the carrying amount approximates market value at December 31, 2003 and 2002.

The fair value of the interest rate swap agreement of $2,313 and $5,712 is included in other long-term liabilities at December 31, 2003 and 2002, respectively, reflecting the estimated amount that the Company would pay (excluding accrued interest) to terminate the contracts on the reporting date, thereby taking into account the current unrealized losses of open contracts.

Management believes that the sellers of the interest rate hedge agreement will be able to meet their obligations under the agreement. The interest rate swap agreement is with the same lending institutions as the Credit Agreement, thereby reducing the exposure to credit loss. The Company has policies regarding the financial stability and credit standing of major counterparties. Nonperformance by the counterparties is

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

not anticipated, nor would it have a material adverse effect on the Company’s consolidated financial position or results of operations.

In accordance with FASB No. 133, Accounting for Derivative Instruments and Hedging Activities, the hedge accounting treatment on the interest rate swap was deemed ineffective and, as such, the entire amount of unrealized gain on derivative instruments included in accumulated other comprehensive income was recorded to interest expense at December 31, 2003.

(8)	Commitments and Contingencies

Astaris leases office space, plants, facilities, and various types of manufacturing, data processing, and transportation equipment. Leases of real estate generally provide for payment of property taxes, insurance, and repairs by Astaris. Capital leases are not significant. Rent expense under operating leases was $9,026, $8,942, and $12,438 in 2003, 2002, and 2001, respectively.

Future minimum payments by year and in the aggregate under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

Minimum payments
2004	$3,622
2005	2,974
2006	2,804
2007	2,779
2008	2,736
Thereafter	16,848

In accordance with the agreement between the Company and FMC related to the closing of Pocatello (see note 2), FMC agreed to reimburse the Company 40% of the remaining lease payments for leased railcars beginning in 2002 until the leases expire in 2017. The amounts above are shown gross of reimbursements from FMC. The annual reimbursement is expected to be approximately $176.

In August of 2002, a competitor filed suit against Astaris alleging that Astaris breached an agreement to purchase phosphoric acid from them. The suit was settled by agreement on December 27, 2003. The settlement included a cash payment of $1,700 and the agreement to continue to provide certain products for an agreed-to price over an agreed-to period of time.

The Company also has certain other contingent liabilities resulting from litigation, claims, performance guarantees, and other commitments incidental to the ordinary course of business or arising from the unusual items discussed in note 2 above. Management believes that the probable resolution of such contingencies will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

(9)	Employee Benefit Plans and Postretirement Benefits

The Company’s employees may participate in 401(k) plans (the 401(k) Plans). Employees that qualify for participation can contribute up to 60% of their salary on a before-tax basis, subject to a maximum contribution limit as determined by the Internal Revenue Service, or 100% of their salary on an after-tax basis. The Company matches 80% of the first 5% of participant contributions. The Company made contributions to the 401(k) Plans totaling $1,280, $1,513, and $2,388 in 2003, 2002, and 2001, respectively. In addition, the Company also contributes a percentage of employees’ eligible earnings to a money purchase plan (the Money Purchase Plan) regardless of employees’ 401(k) Plan eligibility and participation. For the years 2001 and 2002 and the first two months of 2003, this contribution rate was 6%. Effective March 1, 2003, this rate was reduced to 3%. The Company made contributions to the Money Purchase Plan totaling $1,344, $2,419, and $4,017 in 2003, 2002, and 2001, respectively.

Under the Joint Venture Agreement, the Company has a liability to the Parents for the reimbursement of postemployment benefits (OPEB) provided to certain retired employees accrued under the Parents’ postemployment benefit plans, as defined.

Solutia has the option to cause the contractual liability for the Solutia joint venture retirees to be terminated. If this option is exercised, Solutia may require the Company to adopt a plan providing identical coverage. In that event, FMC has the option of terminating coverage under its plans for a group of retirees to the extent necessary to provide for a transfer of an equal liability to the newly formed plan by the Company. If, under these circumstances, FMC elects not to terminate such coverage, the Company shall be obligated to pay FMC an amount equal to the costs incurred by the joint venture retirees for coverage or benefits under the newly formed plan.

The following table sets forth the Company’s obligations at December 31, 2003 and 2002:

	Postretirement benefits
	2003	2002
Benefit obligation at December 31	$35,319	33,460
Fair value of plan assets at December 31	—	—

Funded status	(35,319)	(33,460)
Unrecognized net actuarial gain	(1,854)	(5,164)

Accrued benefit cost recognized in the consolidated balance sheets	$(37,173)	(38,624)

Weighted average assumptions as of December 31:
Discount rate	6.25%	6.75%
Rate of compensation increase	3.75%	3.75%

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

The measurement date for the plan is December 31. For measurement purposes, a 10% annual rate of increase in the per-capita cost of covered healthcare benefits was assumed for 2003. The rate was assumed to decrease gradually to 5% through 2008 and remain at that level thereafter.

	Postretirement benefits
	2003	2002
Service cost	$103	4
Interest cost	1,140	2,214
Actuarial gain	(181)	(430)

Net periodic benefit cost	$1,062	1,788

Benefits paid were $3,961, $3,000, and $3,063 in 2003, 2002, and 2001, respectively.

(10)	Environmental Obligations

Astaris is subject to various federal, state, and local environmental laws and regulations that govern emissions of air pollutants, discharges of water pollutants, and the manufacture, storage, handling, and disposal of hazardous substances, hazardous wastes, and other toxic materials. U.S. environmental legislations that have a particular impact on Astaris includes the Toxic Substances Control Act; the Resource Conservation and Recovery Act; the Clean Air Act; the Clean Water Act; the Safe Drinking Water Act; and the Comprehensive Environmental Response, Compensation, and Liability Act (commonly known as Superfund). Astaris is also subject to the Occupational Safety and Health Act and regulations of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency (EPA), OSHA, and other federal agencies have the authority to promulgate regulations that have an impact on Astaris’ operations.

In addition to these federal activities, various states have been delegated certain authority under several of the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violation of these laws and regulations.

The Joint Venture Agreement between Astaris, FMC, and Solutia, states that FMC and Solutia are responsible for preinception existing environmental conditions at their respective facilities. Astaris will be proportionally responsible for any existing environmental conditions that it exacerbated and will be solely responsible for environmental conditions arising solely out of postinception operations. The Joint Venture Agreement also provides that Astaris will be reimbursed by FMC or Solutia for all costs (if greater than $25) associated with any noncompliance situations identified by April 1, 2004.

On October 8, 2003, Astaris also announced the shutdown of operations at Green River, Wyoming; Trenton, Michigan; and Bedford Park, Illinois in 2004 and the consolidation of production to the remaining facilities. Green River and Trenton will begin decontamination in 2004 and will be mothballed for demolishment at a later date.

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

Uncertainties exist related to all of the Company’s environmental obligations due to the nature of evolving government regulations, the method and extent of remediation required, and future changes in technology.

(11)	Concentrations

Sales to one customer represented approximately 11%, 12%, and 11% of sales in 2003, 2002, and 2001, respectively. Purchases from two vendors represented approximately 19% and 11% of purchases in 2003. Purchases from one vendor represented approximately 20% and 10% of purchases in 2002 and 2001, respectively.

(12)	Related Parties

The Company and the Parents provide and receive various services to and from each other. Amounts included in the consolidated statements of operations related to these services for 2003, 2002, and 2001 are as follows:

	2003	2002	2001
Administrative services provided by the Parents and billed to the Company	$2,562	3,697	7,997
Manufacturing services and related infrastructure support provided by the Parents and billed to the Company	38,375	44,225	58,052
Environmental remediation services and various resources for related construction projects provided by the Company and billed to the Parents	1,731	2,334	11,658
Raw materials and finished goods purchased by the Company from the Parents	4,373	7,054	12,071
Net sales by the Company to the Parents	3,999	6,327	6,173

As a result of the transactions with the Parents, the Company has a receivable from the Parents of $2,953 and $3,592 and a payable to the Parents of $7,427 and $2,893 at December 31, 2003 and 2002, respectively. These amounts are recorded as due from affiliates and due to affiliates, respectively.

As part of entering into Amendment #9 of the Credit Agreement, both Parents agreed to defer payments from Astaris for certain costs, primarily related to the restructuring, through September 2005. At December 31, 2003, the total payments deferred and recognized as due to affiliates on the consolidated balance sheets totaled $4,300.

The Company purchased raw materials from its 44% joint venture investment in FosBrasil. These purchases were approximately $8,108, $8,375, and $7,629 for 2003, 2002, and 2001, respectively. As a result of the transactions with the Company’s joint venture, the Company has a payable of $409 and $762 included in accounts payable and accrued expenses at December 31, 2003 and 2002, respectively.

(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(Dollars in thousands)

(13)	Subsequent Events

As discussed in note 2, in January 2004 the Company ceased operations at the Green River, Wyoming and Bedford Park, Illinois facilities in accordance with their strategic plan.

During February 2004, the Company reached an agreement with FMC to return approximately 150 railcars and their monthly lease commitments to FMC for FMC’s own use. The railcars were being subleased from FMC for Green River distribution requirements. As part of the agreement, Astaris will pay for certain repair costs.

Also discussed in note 2, the Company ceased operations at the Conda, Idaho facility, which was being operated by Nu-West, a subsidiary of Agrium, Inc. under a stand-alone operating agreement. In February 2004, Astaris and Agrium entered into an agreement to resolve all the outstanding issues related to this closing. On March 5, 2004, Astaris paid Agrium a cash settlement in the amount of $8,000 and transferred certain assets to Agrium as part of the termination of the agreement with Agrium, Inc.